Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

July 26, 2006

Catalyst advises shareholders to await Board of Directors’
review of Third Avenue Management unsolicited bid

Vancouver, BC – Catalyst Paper Corporation has been advised that Third Avenue Management LLC has announced its intention to file a circular with an offer to acquire up to 39,000,000 shares, representing 18.17% of Catalyst’s outstanding shares, at a price of $3.30 per share.

Third Avenue indicated it will purchase any shares tendered up to the maximum. The offer would result in Third Management’s investment advisory clients owning up to 37.98% of Catalyst’s outstanding shares when the shares subject to the bid are aggregated with Third Management’s existing holdings.

The Company recommends that shareholders do not take any action on Third Management’s unsolicited offer until the Board of Directors has the opportunity to review the circular, fully evaluate the offer and communicate its views to shareholders.

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,800 people at sites within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the ticker symbol “CTL”. The company is headquartered in Vancouver, B.C.

For more information: Investors: Ralph Leverton Vice-President, Finance and CFO 604-654-4040	Media: Lyn Brown Vice-President, Corporate Affairs 604-654-4212